UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDN

Fourth Quarter
2013 Results

1 CRA 77858
2
3 CLIENTE

Edenor

Fourth Quarter 2016 Page 1

Edenor announces fourth quarter 2016 results
Stock Information: Ticker: EDN New York Stock Exchange Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange	Investor Relations Contacts: Leandro Montero Chief Financial Officer Verónica Gysin Planning and Capital Markets Manager
Tel: +54 (11) 4346 -5231

Buenos Aires, Argentina, March 13, 2017. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the fourth quarter of 2016. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the quarter ended on December 31, 2016 have been translated into U.S. Dollars at the selling price quoted by Banco de la Nación Argentina of AR$ 15.89 per U.S. Dollar.

HIGHLIGHTS

Integral Tariff Revision (RTI)

Resolution No 63/2017

On January 31st 2017, the National Regulatory Entity for Electricity (ENRE) issued Resolution No 63/17 which approves Edenor´s VAD for the following 5 years. It was established by applying the NRV methodology, for which the Government evaluated our presentation and established a Capital Base, which includes the 91% of the requested depreciated assets.  The rate of return applied was 12.46% before taxes, which had been previously stated by ENRE through Resolution No 494/16. The ENRE, as it did within the original concession contract and the Memorandum of Agreement established a non-automatic mechanism to adjust tariffs and preserve the economic-financial sustainability of the Company in the event of prices variations in the economy. As a result of the Integral Tariff Review process (RTI), the ENRE stated that the remuneration acknowledged to EDENOR was AR$12.5 billion as of December 2015, which adjusted to February 2017 reach AR$17.2 billion.

As per the Ministry of Energy and Mining (MEyM) request, the ENRE established a VAD increase in three stages, establishing an initial maximum increase of 42% to be applied as from February 1st 2017, and two subsequent increases in November 2017 and February 2018. In addition, the ENRE should acknowledge to the Company the difference in VAD resulting from the application of the gradual tariff increase recognized by the RTI in 48 installments as from February 1st 2018, which will be incorporated to the VAD value on said date.

In connection with the quality standards, the ENRE approved new parameters, with the purpose to achieve the end of the 2017-2021 period with an acceptable quality. In this regard, it determined a penalties regime to be applied in the event of noncompliance related to the quality rates required.

Resolution No 20-E/2017

On February 1st, 2017, the Secretariat of Electric Power published Resolution No 20-E/2017 on the Official Gazette, by means of which it approved the Summer Seasonal Rescheduling for the Wholesale Electric Market corresponding to the period held between February 1st and April 30th, 2017.

In this regard, the SE established the power and electricity reference prices for the different categories of customers, which will be in force as from March 1st, 2017. It also included a discount for the reference prices, exclusively for the month of February 2017.

Fourth Quarter 2016 Page 2

Provisional Remedies

Beginning the last quarter 2016, the provisional remedies against Resolution No 6/2016 MEyM and Resolution 1/2016 ENRE of the districts of Pilar and La Matanza were still in force, until October 24th and November 11th, 2016 when their term of validity expired, respectively.

As a consequence, on December 26th, 2016, the Company was notified that the MEyM instructed CAMMESA to issue credit notes in order to compensate the negative effects generated by the remedies mentioned above, as follows:

•         the application of the difference between the seasonal prices established by Resolution No 6/2016 MEyM  and the energy price set in force until January 2016, for the period February – June 2016 (AR$ 270.8 million); and

•         the portion that corresponds to VAD of the tariff schedule established by Resolution No 1/2016 ENRE (AR$ 1,125.6 million).

Salary Increase

In December 2016 the Company implemented a 6% salary increase retroactive to November that year, and two non-remunerative payments of AR$ 6,000 in January and February, 2017.

Fourth Quarter 2016 Operating Figures

In millon of Pesos	4° Q 2016	4° Q 2015	% Variation
Revenue from sales	3,962.3	891.0	344.7%
Electricity power purchase	(1,294.3)	(474.1)	173.0%
Net operating income (loss)	1,280.5	558.5	129.3%
Net income (loss)	653.6	203.6	221.1%

Revenues from sales increased 344.7% to AR$ 3,962.3 million in the fourth quarter of 2016 compared to AR$ 891.0 million in the fourth quarter of 2015, mainly explained by the tariff increase obtained as from February 1st, 2016 through Resolution 1/2016 ENRE. This increase was partially offset by a negative impact in sales of AR$ 215.2 million, resulting from the injunctions reliefs issued by the courts for “Pilar” and “La Matanza” districts, suspending the mentioned above Resolution. However, the tariff was normalized according to the abrogation of the injunctions as from October 24, 2017, in the case of “Pilar” and November 11, 2017, in the case of “La Matanza”.

Volume of energy sold decreased 5.2% to 5,139 GWh in the fourth quarter of 2016 from 5,422 GWh in the fourth quarter of 2015, due basically to a decrease of 8.0% in residential demands and 6.5% in small commercial demands.

Electricity power purchases increased 173.0% to AR$ 1,294.3 million in the fourth quarter of 2016 compared to AR$ 474.1 million in the same period of 2015, mainly due to the growth in the average purchase price of approximately 282% since February 1st, 2016 through Resolution 6/2016 MEyM (Energy and Mining Ministry). This growth was partially offset by a reduction of AR$ 81.8 million due to the negative effect in the purchases cost due to the injunction reliefs explained above.

The amount of the present quarter of 2016 includes a credit of AR$ 270.8 million, corresponding to the recognition of the difference between the energy price paid to CAMMESA (at the tariff set in force by Resolution N° 6/2016) and the price billed to the customers (at the tariff valid until January 2016) for the period February-May for “Pilar” and February-June for “La Matanza”.

Net operating income (loss) increased AR$ 722.0 million amounting a gain of AR$ 1,280.5 million in the fourth quarter of 2016 compared to a gain of AR$ 558.5 million in the same period of 2015. This positive result was mainly explained by the recognition of income of AR$ 1,125.6 million, product of the abrogation of the injunctions reliefs of “Pilar” and “La Matanza”, and the credit over electricity power purchases of AR$ 270.8 million.

Fourth Quarter 2016 Page 3

This outcome was partially compensated by a 94.7% increase in operating expenses, mainly explained by the raise in the accrued fines and penalties of AR$ 456.0 million principally caused by the changes in the estimation introduced by Note No.120,151 of the ENRE, a 46.2% increase in salaries attributable to the employee compensation granted during 2016, retroactive as from November 2016, and a reduction of AR$ 1,215.1 million in the amounts obtained through SE Resolution 32/15.

Net income (loss) shows an increase of AR$ 450.0 million, amounting a gain of AR$ 653.6 million in the fourth quarter of 2016, compared to a gain of AR$ 203.6 million in the same period of 2015, mainly due to the operating results explained above and to a lower loss of AR$ 448.7 million in financial results caused by a lower exchange rate difference in cash and cash equivalents of AR$ 626.5 million. These positive outcomes were partially compensated by a negative result of the income tax for an amount of AR$ 328.3 million.

Fourth Quarter 2016 Page 4

Adjusted EBITDA

Adjusted EBITDA has increase to a gain of AR$ 1,465.5 million in the fourth quarter ended December 31, 2016, compared to a gain of AR$ 282.4 million in the same period of 2015.

In millon of Pesos	4° Q 2016	4° Q 2015
Net operating loss before resolution 32/15	154.5	(1,021.8)
Depreciation of property, plant and equipment	94.0	77.3
Penalty interests	48.1	-
EBITDA	296.7	(944.5)
Recognition of income – provisional remedies	1,125.6	-
Resolution 32/15 recognition and others(1)	0.3	1,215.4
Commercial Interests	42.9	11.5
Adjusted EBITDA	1,465.5	282.4
(1) Includes additional income under this resolution and PUREE funds.

Operating Expenses

The following table sets forth the main transmission and distribution, selling and administrative expenses:

In millon of Pesos and %	Transmission and distribution expenses			Selling expenses			Administrative expenses			Total expenses
	4° Quarter		% Variation	4° Quarter		% Variation	4° Quarter		% Variation	4° Quarter		% Variation
	2016	2015		2016	2015		2016	2015		2016	2015
Salaries, social security taxes	(707.7)	(506.7)	40%	(126.9)	(79.2)	60%	(166.5)	(88.9)	87%	(1,001.1)	(674.7)	48%
Pensions Plans	(31.2)	(17.8)	80%	(5.5)	(4.6)	19%	(6.8)	(3.1)	117%	(43.5)	(25.5)	71%
Communications expenses	(6.0)	(4.4)	40%	(51.0)	(14.6)	250%	(2.8)	(1.1)	151%	(59.9)	(20.1)	197%
Allowance for the impairment of trade and other receivables	0.0	0.0	0%	(136.2)	(1.2)	10877%	0.0	0.0	0%	(136.2)	(1.2)	10877%
Supplies consumption	(67.3)	(50.7)	30%	0.0	0.0	0%	(11.2)	(9.8)	15%	(78.5)	(60.5)	30%
Leases and insurance	(0.1)	(0.1)	(20%)	0.0	0.0	0%	(22.2)	(14.3)	55%	(22.3)	(14.4)	55%
Security service	(19.0)	(12.4)	50%	(10.9)	(0.2)	5485%	(4.0)	(7.9)	(49%)	(33.9)	(20.4)	66%
Fees and remuneration for services	(131.1)	(96.2)	40%	(135.5)	(91.8)	48%	(118.8)	(90.5)	31%	(385.4)	(278.5)	38%
Public relations and marketing	0.0	0.0	0%	0.0	0.0	0%	(3.6)	(3.5)	3%	(3.6)	(3.5)	3%
Advertising and sponsorship	0.0	0.0	0%	0.0	0.0	0%	(1.9)	(1.8)	2%	(1.9)	(1.8)	2%
Reimbursements to personnel	(0.0)	(0.3)	(90%)	(0.0)	(0.1)	(85%)	(0.1)	(0.2)	(19%)	(0.2)	(0.5)	(64%)
Depreciation of property, plant and equipment	(77.0)	(64.2)	20%	(12.2)	(11.5)	6%	(4.8)	(1.6)	201%	(94.0)	(77.3)	22%
Directors and Supervisory Committee members’ fees	0.0	0.0	0%	0.0	0.0	0%	(0.9)	(1.0)	(5%)	(0.9)	(1.0)	(5%)
ENRE penalties	(532.0)	(69.1)	670%	(8.5)	(15.3)	(45%)	0.0	0.0	0%	(540.5)	(84.4)	540%
Taxes and charges	0.0	0.0	0%	(29.5)	(13.2)	124%	(4.1)	(2.2)	83%	(33.6)	(15.4)	118%
Other	(0.5)	(0.6)	(10%)	(0.1)	(0.2)	(68%)	(2.2)	(1.2)	82%	(2.7)	(1.9)	43%
Total	(1,572.0)	(822.5)	91%	(516.2)	(231.8)	123%	(349.9)	(227.0)	54%	(2,438.1)	(1,281.3)	90%

Fourth Quarter 2016 Page 5

Sales

The following table shows our energy sales by customer´s category (in GWh) and its number of clients:

In Gwh and %	Energy sales					Customers
	4th Quarter 2016		4th Quarter 2015		% Variation	At 12/31/2016	At 12/31/2015	% Variation
	Gwh	%	Gwh	%
Residential	2,086	40.6%	2,267	41.8%	(8.0%)	2,496,946	2,467,757	1.2%
Small commercial	433	8.4%	463	8.5%	(6.5%)	326,621	325,149	0.5%
Medium commercial	441	8.6%	459	8.5%	(3.9%)	34,864	34,477	1.1%
Industrial	907	17.7%	934	17.2%	(2.8%)	6,840	6,706	2.0%
Wheeling System	1,004	19.5%	1,051	19.4%	(4.5%)	713	708	0.7%
Others
Public lighting	160	3.1%	151	2.8%	5.8%	21	22	(4.5%)
Shantytowns and others	108	2.1%	97	1.8%	10.5%	407	410	(0.7%)
Total	5,139	100%	5,422	100%	(5.2%)	2,866,412	2,835,229	1.1%

Capital Expenditures

Edenor’s capital expenditures during the fourth quarter of 2016 totaled AR$ 694.3 million, compared to AR$ 1,175.8 million in the fourth quarter of 2015.

Our capital expenditures in the fourth quarter of 2016 mainly consisted of the following:

         •            AR$ 10.8 million in new connections;

         •            AR$ 480.5 million in grid enhancements;

         •            AR$ 117.5 million in network maintenance and improvements;

         •            AR$ 3.2 million in legal requirements;

         •            AR$ 67.4 million in communications and telecontrol;

         •            AR$ 14.9 million of other investment projects.

For the twelve-month period ended December 31, 2016, our Capital Expenditures totalized to AR$ 2,703.2 million compared to AR$ 2,518.2 million in 2015, including capitalized costs in property, plant and equipment.

Energy Losses

In the fourth quarter of 2016 energy losses increased to 16.2% compared to 14.5% in the same period of 2015.

Fourth Quarter 2016 Page 6

Indebtedness

As of December 31, 2016, the outstanding principal amount of our dollar denominated financial debt is US$ 176.4 million of Senior Notes due 2022.

Fourth Quarter 2016 Page 7

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 8.0 million people and an area of 4,637 sq. km.  In 2016, Edenor sold 22,253 GWh of energy and purchased 26,838 GWh (including wheeling System demands), with net sales of approximately AR$ 13 billion and net loss of AR$ 1,188.6 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

6363 Del Libertador Avenue, 4th Floor

(C1428ARG) Buenos Aires, Argentina

Fax: 5411.4346.5358

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Wednesday, March 15, 2017, at 11:00 p.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(844) 854 - 4411 in the United States or, if outside the United States, +1(412) 317-5481 or 0-800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com; www.cnv.gob.ar

Fourth Quarter 2016 Page 8

Condensed Interim Statements of Financial Position as of
December 31, 2016 and December 31, 2015

In million of US Dollars and Argentine Pesos	12.31.2016	12.31.2016	12.31.2015
	US$	AR$	AR$

ASSETS

Non-current assets
Property, plant and equipment	704.7	11,197.0	8,885.8
Interest in joint ventures	0.0	0.4	0.4
Deferred tax asset	64.1	1,019.0	50.0
Other receivables	3.2	50.5	153.8
Financial assets at amortized cost	2.8	44.4	-
Financial assets at fair value through profit or loss	-	-	23.6
Total non-current assets	774.8	12,311.4	9,113.6

Current assets
Inventories	18.1	287.8	134.9
Other receivables	11.3	179.3	1,079.9
Trade receivables	245.5	3,901.1	963.0
Financial assets at fair value through profit or loss	125.5	1,993.9	1,560.4
Financial assets at amortized cost	0.1	1.5	-
Derivative financial instruments	-	-	0.2
Cash and cash equivalents	16.3	258.6	129.0
Total current assets	416.8	6,622.2	3,867.3

TOTAL ASSETS	1,191.5	18,933.5	12,980.9

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.89 per dollar, the selling rate as of December 31, 2016, solely for the convenience of the reader.

Fourth Quarter 2016 Page 9

Condensed Interim Statements of Financial Position as of
December 31, 2016 and December 31, 2015

In million of US Dollars and Argentine Pesos	12.31.2016	12.31.2016	12.31.2015
	US$	AR$	AR$
EQUITY

Share capital	56.5	897.0	897.0
Adjustment to share capital	25.0	397.7	397.7
Additional paid-in capital	0.2	3.5	3.5
Treasury stock	0.6	9.4	9.4
Adjustment to treasury stock	0.7	10.3	10.3
Legal reserve	4.6	73.3	-
Opcional reserve	11.1	176.1	-
Other reserves	1.3	20.3	-
Other comprehensive loss	(2.3)	(37.2)	(42.3)
Accumulated losses	(74.8)	(1,188.6)	249.3
TOTAL EQUITY	22.8	361.8	1,525.1

LIABILITIES
Non-current liabilities

Trade payables	14.7	232.9	225.0
Other payables	321.2	5,103.3	2,391.9
Borrowings	174.3	2,769.6	2,461.0
Deferred revenue	12.6	200.0	153.8
Salaries and social security payable	5.9	94.3	80.0
Benefit plans	16.7	266.1	204.4
Tax liabilities	0.0	0.7	1.9
Provisions	21.5	341.4	259.6
Total non-current liabilities	566.9	9,008.3	5,777.6

Current liabilities
Trade payables	429.3	6,821.1	4,475.4
Other payables	8.5	134.8	151.7
Borrowings	3.4	53.7	48.8
Deferred revenue	0.0	0.8	0.8
Salaries and social security payable	65.0	1,032.2	733.1
Benefit plans	2.1	33.4	28.3
Tax payable	9.8	155.2	16.3
Tax liabilities	78.3	1,244.5	153.4
Provisions	5.5	87.9	70.5
Total current liabilities	601.9	9,563.4	5,678.3
TOTAL LIABILITIES	1,168.8	18,571.7	11,455.9
		-	-
TOTAL LIABILITIES AND EQUITY	1,191.5	18,933.5	12,980.9

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.89 per dollar, the selling rate as of December 31, 2016, solely for the convenience of the reader.

Fourth Quarter 2016 Page 10

Condensed Interim Statements of Comprehensive Income (Loss)
for the twelve-month period ended December 31, 2016 and 2015.

In millon of US Dollars and Argentine Pesos	12.31.2016	12.31.2016	12.31.2015
	US$	AR$	AR$

Continuing operations
Revenue	823.1	13,079.6	3,802.2
Electric power purchases	(381.4)	(6,060.3)	(2,022.0)
Subtotal	441.7	7,019.3	1,780.2
Transmission and distribution expenses	(386.9)	(6,147.2)	(3,153.7)
Gross loss	54.9	872.1	(1,373.5)
Selling expenses	(101.7)	(1,616.7)	(832.8)
Administrative expenses	(73.1)	(1,162.3)	(706.1)
Other operating expense, net	(23.7)	(376.0)	(422.5)
Operating loss before higher costs recognition and SE Resolution 32/15	(143.7)	(2,283.0)	(3,334.9)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	70.8	1,125.6	-
Income recognition on account of the RTI - SE Resolution 32/15	26.4	419.7	5,025.1
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	5.1	81.5	551.5
Operating Loss (Profit)	(41.3)	(656.1)	2,241.7
Financial income	12.4	196.8	96.2
Financial expenses	(90.9)	(1,444.9)	(450.0)
Other financial expense	(1.7)	(27.5)	(561.7)
Net financial expense	(80.3)	(1,275.6)	(915.5)
Loss (profit) before taxes	(121.6)	(1,931.7)	1,326.2

Income tax	46.8	743.1	(183.7)
Loss (Profit) for the period	(74.8)	(1,188.6)	1,142.4

Basic and diluted earnings Loss (Profit) per share:
Basic and diluted earnings (loss) profit per share	(0.08)	(1.33)	1.27

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.89 per dollar, the selling rate as of December 31, 2016, solely for the convenience of the reader.

Fourth Quarter 2016 Page 11

Condensed Interim Statements of Cash Flows

for the twelve-month period ended December 31, 2016 and 2015

In millon of US Dollars and Argentine Pesos	12.31.2016	12.31.2016	12.31.2016
	US$	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	(74.8)	(1,188.6)	1,142.4
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	22.1	351.6	281.4
Loss on disposals of property, plant and equipment	2.5	40.5	3.5
Net accrued interest	78.3	1,244.9	333.7
Exchange differences	26.3	417.7	894.8
Income tax	(46.8)	(743.1)	183.7
Allowance for the impairment of trade and other receivables, net of recovery	14.3	227.7	24.1
Adjustment to present value of receivables	(0.2)	(2.9)	(5.4)
Provision for contingencies	9.5	151.0	226.4
Other expenses - FOCEDE	0.9	14.7	59.6
Changes in fair value of financial assets	(25.4)	(404.2)	(323.6)
Accrual of benefit plans	6.6	105.4	89.3
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	(5.1)	(81.5)	(551.5)
Income recognition on account of the RTI - SE Resolution 32/15	(26.4)	(419.7)	(495.5)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	(70.8)	(1,125.6)	-
Income from non-reimbursable customer contributions	(0.0)	(0.8)	(0.8)
Other reserve constitution - Share bases compensation plan	1.3	20.3	-
Changes in operating assets and liabilities:
Increase in trade receivables	(187.2)	(2,973.8)	(40.6)
Decrease in other receivables	66.9	1,063.5	375.6
Increase in inventories	(9.6)	(152.9)	(60.9)
Increase in deferred revenue	3.0	46.9	45.5
Increase in trade payables	175.0	2,780.9	911.9
Increase in salaries and social security taxes payable	19.7	313.3	139.7
Decrease in benefit plans	(1.9)	(30.8)	(21.2)
Increase (Decrease) in tax liabilities	62.3	990.2	(141.0)
Increase (Decrease) in other payables	147.2	2,338.4	(62.1)
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	-	-	25.6
Net decrease in provisions	(3.3)	(51.8)	(32.6)
Net cash flows provided by operating activities	184.5	2,931.3	3,002.1

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.89 per dollar, the selling rate as of December 31, 2016, solely for the convenience of the reader.

Fourth Quarter 2016 Page 12

Condensed Interim Statements of Cash Flows

for the twelve-month period ended December 31, 2016 and 2015

(Continued)

In million of US Dollars and Argentine Pesos	12.31.2016	12.31.2016	12.31.2016
	US$	AR$	AR$

Cash flows from investing activities
Acquisitions of property, plant and equipment	(155.7)	(2,474.6)	(2,095.5)
Net (payment for) collection of purchase / sale of financial assets at fair value	5.6	89.1	(1,012.0)
Collection of receivables from sale of subsidiaries - SIESA	0.8	12.0	4.3
Net cash flows used in investing activities	(149.4)	(2,373.5)	(3,103.3)

Cash flows from financing activities
Payment of property, plants and equipments	(16.7)	(266.0)	(172.9)
Proceeds from Salaries mutuum	-	-	214.9
Repurchase of corporate notes	(0.3)	(4.9)	-
Redemption of corporate notes	(14.0)	(221.8)	-
Net cash flows used in financing activities	(31.0)	(492.7)	42.0

Increase (Decrease) in cash and cash equivalents	4.1	65.1	(59.2)

Cash and cash equivalents at the beginning of year	8.1	129.0	179.1
Exchange differences in cash and cash equivalents	4.1	64.5	9.1
Net increase (decrease) in cash and cash equivalents	4.1	65.1	(59.2)
Cash and cash equivalents at the end of period	16.3	258.6	129.0

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.89 per dollar, the selling rate as of December 31, 2016, solely for the convenience of the reader.

Fourth Quarter 2016 Page 13

Condensed Interim Statements of Cash Flows

for the twelve-month period ended December 31, 2016 and 2015

 (Continued)

In millon of US Dollars and Argentine Pesos	12.31.2016	12.31.2016	12.31.2016
	US$	AR$	AR$

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(11.9)	(189.7)	(255.9)
Acquisitions of property, plant and equipment through increased trade payables	(12.9)	(205.8)	(166.8)
Increase from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	10.6
Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	158.1
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)			(495.5)
Amounts received from CAMMESA through FOCEDE			723.6

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.89 per dollar, the selling rate as of December 31, 2016, solely for the convenience of the reader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 13, 2017